                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ______________________

                                AMENDMENT NO. 5

                                  SCHEDULE 13D

                                     Under

                      THE SECURITIES EXCHANGE ACT OF 1934

                           ________________________

                          VALLEY FINANCIAL CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  919629 10 5
                                 (CUSIP Number)

                               ___________________

                               Mr. A. Wayne Lewis
              Executive Vice President and Chief Operating Officer
                          Valley Financial Corporation
                              36 Church Ave., S.W.
                               Roanoke, VA 24011
                                 (540) 342-2265

                          Name, Address and Telephone
                         Number of Person Authorized to
                      Receive Notices and Communications)

                        ______________________________

                               November 17, 2000
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 1 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO.   919629  10 5
         -----------------

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      NAME OF REPORTING PERSON.
 1    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        George W. Logan                    SS# ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
                                            PF
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                             116,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             116,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                                 116,000 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                              [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                           9.56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
                                                          IN
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ITEM 1.     Security and Issuer

     The class of securities to which this statement relates is Common Stock, no par value, of Valley Financial Corporation ("VFC"), a corporation organized under the laws of Virginia and registered under the Bank Holding Company Act of 1956, as amended. VFC's address is 36 Church Ave., S.W., Roanoke, Virginia 24011. VFC's Common Stock is registered under (EURO) 12(g) of the Securities Exchange Act of 1934, effective June 25, 1996.


ITEM 2.     Identity and Background

     This statement is being filed by George W. Logan. Mr. Logan is Chairman of Alliance Industrial Center (and predecessors), 2217 Crystal Spring Avenue SW, Suite 200, Roanoke, Virginia 24014, which is engaged in the development and leasing of state of the art commercial distribution warehouses in Warsaw, Poland, since December 1992. Mr. Logan's residence address is 300 Pine Street, Salem, Virginia 24153. Mr. Logan is a citizen of the United States.

     Mr. Logan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, Mr. Logan has not, during the

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last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Logan being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration

     All shares of Common Stock of VFC beneficially owned by Mr. Logan were acquired with Mr. Logan's personal funds. No part of the purchase price is or has been represented by funds borrowed or otherwise obtained for the purpose of holding, trading or voting the securities.


ITEM 4.     Purpose of Transaction

     The shares of Common Stock of VFC beneficially owned by Mr. Logan were acquired pursuant to VFC's initial public offering, which closed on July 14, 1995, in open market transactions conducted since that date through Scott & Stringfellow, Inc., a registered broker-dealer which is a market maker for VFC Common Stock, in a stock split effected as a stock dividend, in two privately negotiated transactions and in a public offering effective November 17, 2000. Mr. Logan is Chairman of the Board of Directors of VFC and its wholly owned subsidiary, Valley Bank, and such shares are being held for investment purposes.


ITEM 5.     Interest in Securities of the Issuer

     (a) Mr. Logan is the beneficial owner of 116,000 shares of VFC Common Stock, which represent approximately 9.56% of VFC's issued and outstanding Common Stock.

     (b) Mr. Logan has sole voting power and sole dispositive power with respect to all such 116,000 shares of VFC Common Stock of which he is the beneficial owner.

     (c) Mr. Logan has had the following transactions in VFC Common Stock during the past sixty days: (i) 20,000 shares purchased at $17.50 per share on November 17, 2000. The purchase was made pursuant to a public offering of 175,000 shares of VFC Common Stock underwritten by Davenport & Company LLC, a registered broker-dealer which is a market maker for VFC Common Stock.

     (d)  Not applicable.

     (e)  Not applicable.

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ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       None.


ITEM 7.    Material to Be Filed as Exhibits

       None.

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  December 18, 2000
                                                       (Date)


                                                     /s/George W. Logan
                                              ----------------------------------
                                                        George W. Logan



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